GMAC Mortgage Corporation
100 Witmer Road
P.O. Box 963
Horsham, PA 19044-0963


Exhibit 1
(LOGO) GMAC Mortgage


Management's Assertion Concerning Compliance with USAP Minimum Servicing Standards

March 8, 2000

As of and for the year ended December 31, 1999, GMAC Mortgage Corporation and its subsidiaries (the "Company") have complied in all material respects with the minimum servicing standards (the "Standards") set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP"), except as specifically noted below. During 1999, the Company experienced significant changes as a result of recent portfolio acquisitions. As a consequence, noncompliance with one of the Standards was noted, as follows.

Standard: Reconciling items noted on custodial bank account and related bank clearing account reconciliations shall be resolved within ninety (90) calendar days of their original identification.

During 1999, reconciling items related to custodial bank accounts were not always cleared within 90 days of identification. As of December 31, 1999, the Company has resolved all significant outstanding reconciling items and has enhanced its procedures to monitor and resolve reconciling items within 90 days of identification, as required by the Standards.

As of and for this same period, the Company had in effect fidelity bond and errors and omissions policy in the amounts of $150,000,000 and $50,000,000, respectively.


R. Michael O'Brien
President & Chief Executive Officer

David M. Applegate
Chief Operating Officer

Edward D. Hughes
Senior Vice President of
Servicing Adminstration